Curaleaf Reports on Voting Results from the 2025 Annual General Meeting of Shareholders

STAMFORD, Conn., June 13, 2025 -- The annual general meeting of shareholders of Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer products in cannabis, was held today via live webcast online (the "Meeting"). Each of the matters voted upon at the Meeting is discussed in detail in the Company's management information circular dated April 29, 2025 (the "Circular"), which can be found under the Company's profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (https://www.sec.gov/edgar).

The total number of votes cast by the shareholders in person or represented by proxy at the Meeting was 1,722,745,691 votes (with each subordinate voting share entitling the holder thereof to one (1) vote, and each multiple voting share entitling the holder thereof to fifteen (15) votes). The voting results in relation to the election of directors were as follows:

	Percentage of Votes
Name of Director	For (%)	Withheld (%)
Michelle Bodner	99.93	0.07
Karl Johansson	98.91	1.19
Boris Jordan	97.92	2.08
Mitchell Kahn	97.92	2.08
Joseph Lusardi	97.98	2.02
Shasheen Shah	99.92	0.08

In addition, the number of directors of the Company was also set by the shareholders of Curaleaf at ten (10) directors, and the resolution with respect to the reappointment of PKF O'Connor Davies, LLP as the Company's auditor put before the shareholders for consideration and approval at the Meeting, as described in the Circular, was duly approved by the requisite number of votes. The Company has filed a report of voting results on all resolutions voted on at the Meeting under its profile on www.sedarplus.ca and on www.sec.gov/edgar.

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, Anthem and The Hemp Company provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Investor Contact
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

Media Contact
Curaleaf Holdings, Inc.
Jordon Rahmil, VP Public Relations
media@curaleaf.com

SOURCE Curaleaf Holdings, Inc.